As Filed with the Securities and Exchange Commission on August 27, 2004.
                                                           Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                                   ----------
                                GRADIPORE LIMITED
                                (ACN 79 001 145)
   (Exact name of issuer of deposited securities as specified in its charter)
                                      N.A.
                   (Translation of issuer's name into English)
                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784
               (Address, including zip code, and telephone number,
        including area code, of depositary's principal executive offices)
                                   ----------
                              The Bank of New York
                         101 Barclay Street, 22nd Floor
                               New York, NY 10286
                            Telephone (212)-815-2095
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                        For Further Information Contact:
                              The Bank of New York
                         101 Barclay Street, 22nd Floor
                               New York, NY 10286
                            Telephone (212) 815-2095
         It is proposed that this filing become effective under Rule 466
                           |X| immediately upon filing
                             |_| on (Date) at (Time)
             If a separate statement has been filed to register the
                  deposited shares, check the following box. 1_1

                                                      CALCULATION OF REGISTRATION FEE
====================================================================================================================================

                                                                             Proposed maximum     Proposed maximum     Amount of
                 Title of each class of                     Amount           Aggregate price         aggregate        registration
              Securities to be registered              to be registered        per unit (1)      offering price (1)       fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American          10,000,000                $.05               $500,000           $63.35
Depositary Receipts, each American Depositary Share        American
evidencing ten ordinary shares of Gradipore Limited.      Depositary
                                                            Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(a) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
(1)      Name and address of Depositary                     Introductory Paragraph

(2)      Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
         identity of deposited securities

         Terms of Deposit:

         (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
                  represented by one unit of American       corner
                  Depositary Shares

         (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
                  deposited securities

         (iii)    The collection and distribution of        Paragraphs (12), (14) and (15)
                  dividends

         (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
                  and proxy soliciting material

         (v)      The sale or exercise of rights            Paragraph (13)

         (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
                  resulting from dividends, splits or
                  plans of reorganization

         (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
                  the Deposit Agreement

         (viii)   Rights of holders of receipts to          Paragraphs (11)
                  inspect the transfer books of the
                  Depositary and the list of holders
                  of receipts

         (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
                  or withdraw the underlying securities

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------
         (x)      Limitation upon the liability of the      Paragraphs (13) and (18)
                  Depositary

(3)      Fees and Charges                                   Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                            Location in Form of

         Item Number and Caption                            Location in Form of
         -----------------------                            American Depositary Receipt
                                                            Filed Herewith as Prospectus
                                                            ----------------------------

2(a)     Statement that Gradipore Limited furnishes the     Paragraph (11)
         Commission with certain public reports and
         documents required by foreign law or otherwise
         under Rule 12g3-2(b) under the Securities
         Exchange Act of 1934 and that such reports and
         documents can be inspected by holders of
         American Depositary Receipts and copied at
         public reference facilities maintained by the
         Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of [Date], 2004, among Gradipore Limited (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of [Date], among Gradipore Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 27, 2004.

                                       By: THE BANK OF NEW YORK,
                                            as Depositary


                                       By: \s\ Andrew J. Zelter
                                           --------------------
                                           Name: Andrew J. Zelter
                                           Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Gradipore Limited has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Australia on August 27, 2004.

                                       GRADIPORE LIMITED


                                       By: \s\ Dr. Hai Nair
                                           ------------------------------
                                           Name: Dr. Hai Nair
                                           Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on August 27, 2004.

Name                                   Title
----                                   -----

\s\ Dr. Hari Nair                      Chief Executive Officer and Director
---------------------                  (Principal Executive Officer)
Dr. Hari Nair

\s\ John Manusu                        Executive Vice Chairman and Director
---------------------                  (Principal Financial and Accounting
John Manusu                            Officer)

\s\ Stephen Kwik                       Non-Executive Chairman and Director
---------------------
Stephen Kwik

---------------------                  Director
Dr. James Brown

\s\ Dr. Choon H. Lee                   Director
---------------------
Dr. Choon H. Lee

\s\ Dr. Perry Manusu                   Director
---------------------
Dr. Perry Manusu

\s\ Mark R. Saunders                   Authorized Representative in the
---------------------                  United States
Mark R. Saunders

                                INDEX TO EXHIBITS

  Exhibit
  Number
  ------

  (1) Form of Deposit Agreement, dated as of [Date], 2004, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

  (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

  (5)    Certification under Rule 466